SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 11, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated February 11, 2010 regarding “LTE rollout for AT&T in the US.”

PRESS RELEASE February 10, 2010

LTE ROLLOUT FOR AT&T IN THE US

•	AT&T to build LTE network

•	Ericsson named as key supplier for LTE equipment

•	Commercial launch scheduled to begin 2011

LTE is the latest step in a wireless evolution that Ericsson (NASDAQ: ERIC) began with AT&T over two decades ago and is part of AT&T’s ongoing efforts to innovate and invest in mobile broadband.

AT&T serves more than 85.1 million customers and has seen mobile broadband growth of more than 5,000 percent over the past three years. Smartphones are just one example of innovation made possible by investment in mobile broadband.

After extensive testing of equipment from multiple suppliers in lab and field environments, AT&T chose to extend its existing relationship with Ericsson for LTE deployment. The agreement also complements AT&T’s strategy to continue to boost the speed and performance of 3G mobile broadband to deliver the best, most advanced customer experience for customers throughout the evolution toward LTE.

As part of this multi-year agreement, Ericsson expands its key supplier role with AT&T by delivering LTE network equipment as well as a full suite of services to design, deploy and optimize the LTE network.

AT&T plans field trials of LTE technology later this year, and commercial deployment is scheduled to begin in 2011.

“The announcement is an important step forward in our ongoing mobile broadband strategy, which is focused on delivering the best possible combination of speed, performance and available devices for customers at every level of technology deployment,“ said John Stankey, president and CEO, AT&T Operations. “AT&T has a key advantage in that LTE is an evolution of the existing GSM family of technologies that powers our network and the vast majority of the world’s global wireless infrastructure today.”

PRESS RELEASE February 10, 2010

Hans Vestberg, president and CEO, Ericsson said: “Our ability to work together to meet the demands of a rapidly changing market has been a crucial element in gaining AT&T’s continued confidence. We will work just as hard to secure a smooth rollout of LTE and support AT&T in introducing new consumer and business services moving forward.”

AT&T previously named Ericsson as a key supplier for wireline access products and services. Ericsson can offer wireline solutions to accelerate AT&T’s ability to bring new broadband-based products and services to market.

To date, Ericsson has signed commercial LTE contracts with four other major global operators, two of which are in the United States, the world’s fastest growing LTE market.

LTE, the next generation of mobile communication technology, enables the fast transfer of huge amounts of data in an efficient and cost-effective way, optimizing the use of the frequency spectrum. With increased speed and decreased latency, consumers can enjoy a wide range of applications (real-time web, online gaming, social media collaboration and video conferencing) effortlessly and while on the move. LTE will meet the demands of new and enhanced mobile internet applications of the future.

Ericsson has been driving open standards and has had the highest impact on the released LTE specifications. Ericsson expects to hold 25 percent of all essential patents for LTE, making it the largest patent holder in the industry.

PRESS RELEASE February 10, 2010

John Stankey, AT&T; Hans Vestberg, Ericsson

Notes to editors:

Ericsson LTE Achievement List

YouTube: LTE site launched in Stockholm

LTE White paper

Photo of products: RBS6000 and Evolved Packet CoreBroadcast room

Our multimedia content is available at the broadcast room: www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature- rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.twitter.com/ericssonpress

www.facebook.com/technologyforgood

www.youtube.com/ericssonpress

PRESS RELEASE February 10, 2010

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

US media

Kathy Egan Wummer

Phone: +1 212 685 40 30

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

UPCOMING EVENTS

Mobile World Congress, Barcelona, Spain, February 15-18

Ericsson’s Capital Markets Day, Stockholm, Sweden, May 5-6

Ericsson Business Innovation Forum, Shanghai, China, May 17-18

For more information please contact the Ericsson Media Relations Team.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: February 11, 2010